UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 7)

Under the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.

(Name of Issuer)

ORDINARY SHARES, PAR VALUE NIS 0.0001 PER SHARE

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Mr. Sudhir V. Valia, Acme Plaza, Andheri Kurla Road, Andheri (East), Mumbai 400 059, India

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMACEUTICAL INDUSTRIES LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,143,927*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,143,927
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,143,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.96%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*           Includes 3,770,833 Ordinary Shares acquired by Alkaloida Chemical Company Exclusive Group Ltd. (“Alkaloida”), an indirect subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the share purchase agreement dated May 18, 2007 (“Purchase Agreement”), between Alkaloida and the Issuer, which entitled Alkaloida to acquire a total of 7,500,000 Ordinary Shares; 58,000 Ordinary Shares acquired by Sun Pharma Global, Inc. (“Sun Pharma”), a direct wholly-owned subsidiary of Sun, on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the warrant, dated May 18, 2007, issued by the Issuer to Sun (the “Original Warrant”); 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes Investment Partners, L.P., for and on behalf of certain of its investment advisory clients (“Brandes”); and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel Insurance Company Limited (“Harel”).  This amount also includes 3,787,500 Ordinary Shares which Sun, under certain circumstances, has the right to acquire pursuant to a warrant issued to Sun by the Issuer on August 2, 2007 (“Warrant No. 2”).
**        Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007; 3,000,000 Ordinary Shares issued pursuant to the Original Warrant; and an additional 3,787,500 Ordinary Shares issuable upon exercise of Warrant No. 2.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUN PHARMA GLOBAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,356,427*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,356,427
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,356,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.39%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*          Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 58,000 Ordinary Shares acquired by Sun Pharma on July 11, 2007 and 500 Ordinary Shares acquired by Sun Pharma on July 23, 2007, in each case in open market transactions; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.
**       Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007; and 3,000,000 Ordinary Shares issued pursuant to the Original Warrant.

SCHEDULE 13D/A

CUSIP No. M8737E108	Page 4 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,297,927*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,297,927
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,297,927
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.24%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*         Includes 3,770,833 Ordinary Shares acquired by Alkaloida on May 21, 2007 and 3,016,667 Ordinary Shares acquired by Alkaloida on May 30, 2007, in each case pursuant to the Purchase Agreement; 3,000,000 Ordinary Shares acquired by Alkaloida on August 2, 2007, pursuant to Sun’s rights under the Original Warrant; 3,712,557 Ordinary Shares acquired by Alkaloida on February 19, 2008, from Brandes; and 797,870 Ordinary Shares acquired by Alkaloida on June 23, 2008, from Harel.
**      Based on 36,453,118 Ordinary Shares outstanding as of June 7, 2007 as reported by the Issuer in its Proxy Statement filed on Form 6-K on June 11, 2007; and 3,000,000 Ordinary Shares issued pursuant to the Original Warrant.

This Amendment No. 7 amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on July 3, 2007 (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008 (the “Amendment No. 6”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4 and the Amendment No. 5, the “Schedule 13D”), with respect to the Ordinary Shares, par value NIS .0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd. an Israeli corporation (the “Issuer”), whose principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel.  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the final paragraph of Item 4 and replacing it with the following:

“On June 24, 2008, Sun assigned its rights and obligations under the Option Agreement to Alkaloida, pursuant to the Assignment and Assumption Agreement, filed hereto as Exhibit 99.20.

On June 25, 2008, Alkaloida delivered a Notice of Exercise of Options, pursuant to the Option Agreement, to TDC, Barrie Levitt, Tal Levitt, Jacob Levitt and Daniel Moros, filed hereto as Exhibit 99.21.  In connection with the exercise of the options, Alkaloida indicated its intention to promptly thereafter launch a tender offer for all Ordinary Shares at $7.75 per share, as required by the Option Agreement.  On the same day, Sun, Alkaloida and Merger Sub filed a complaint in the Supreme Court of the State of New York against the Issuer, directors of the Issuer, TDC and Jacob Levitt (the “Defendants”) for (i) fraudulent inducement, (ii) declaratory judgment that the Merger Agreement was improperly terminated, (iii) breaches of the Merger Agreement, (iv) declaratory judgment that the TDC Merger Agreement was improperly terminated, (v) breaches of the TDC Merger Agreement, (iv) declaratory judgment that the parties to the Option Agreement must perform their obligations, (vii) anticipatory breach of the Option Agreement, (viii) breaches of the duties of good faith and fair dealing, (ix) unjust enrichment and (x) injunction barring the Defendants from selling, transferring, pledging, or otherwise disposing of the Ordinary Shares, Founders’ Shares and all other assets (including the Issuer’s Irish facility) underlying the Option Agreement, the Merger Agreement and the TDC Merger Agreement.

On June 25, 2008, Sun issued a press release regarding the actions described in the preceding paragraph, filed hereto as Exhibit 99.22.

Sun and its affiliates intend to take any and all necessary actions at the relevant times in order to pursue their rights.”

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.20	Assignment and Assumption Agreement, dated as of June 24, 2008, between Sun Pharmaceutical Industries Ltd. and Alkaloida Chemical Company Exclusive Group Ltd.

99.21	Notice of Exercise of Options by Alkaloida Chemical Company Exclusive Group Ltd., dated June 25, 2008.

99.22	Press Release, dated June 25, 2008, by Sun Pharmaceutical Industries Ltd.

99.23	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

June 25, 2008	SUN PHARMACEUTICAL INDUSTRIES LTD.

Signature

Mr.Dilip S. Shanghvi
Chairman & Managing Director
Name/Title

SUN PHARMA GLOBAL, INC.

Signature

Mr. Harin Mehta
Managing Director
Name/Title

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LIMITED.

Signature

Mr.Harin Mehta
Director
Name/Title

EXHIBIT INDEX

Exhibit No.	Description
99.20	Assignment and Assumption Agreement, dated as of June 24, 2008, between Sun Pharmaceutical Industries Ltd. and Alkaloida Chemical Company Exclusive Group Ltd.
99.21	Notice of Exercise of Options by Alkaloida Chemical Company Exclusive Group Ltd., dated June 25, 2008.
99.22	Press Release, dated June 25, 2008, by Sun Pharmaceutical Industries Ltd.
99.23	Joint Filing Agreement, dated as of July 2, 2007, incorporated by reference to the Original Schedule 13D.